Filed Pursuant to Rule 424(b)(3)

Registration No. 333-152653

CB RICHARD ELLIS REALTY TRUST Supplement No. 2 dated June 9, 2011 to the Prospectus dated May 2, 2011

We are providing this Supplement No. 2 to you in order to supplement our prospectus dated May 2, 2011. This Supplement No. 2 provides information that shall be deemed part of, and must be read in conjunction with, the prospectus, which was supplemented by Supplement No. 1 dated May 19, 2011. Capitalized terms used in this Supplement No. 2 have the same meanings in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and CBRE REIT include CB Richard Ellis Realty Trust and its subsidiaries.

RECENT DEVELOPMENTS

Acquisition of Millers Ferry Road

On June 2, 2011, we acquired the Millers Ferry Road property, located at 500 South Millers Ferry Road in Wilmer, TX, a suburb of Dallas. We acquired Millers Ferry Road for approximately $40,784,000, exclusive of customary closing costs, using the net proceeds from this offering. Upon closing, we paid the Investment Advisor a $611,756 acquisition fee. Millers Ferry Road is a 1,020,000 square foot single story warehouse/distribution building that was completed in May of 2011. The property is 100% leased to Whirlpool Corporation through May 5, 2021. Whirlpool Corporation is a leading global manufacturer and marketer of major home appliances. The estimated acquisition cap rate for Millers Ferry Road is 7.8%.(1)

(1)

Acquisition cap rate equals annualized in-place net operating income divided by total acquisition cost for the property. Annualized in-place net operating income equals, on an annualized cash basis as derived from leases in-place at the time we acquire the property, rental income and tenant reimbursements less property and related expenses (operating maintenance, management fees and real estate taxes) and excludes other non-property income and expenses, interest expense, depreciation and amortization and our company-level general and administrative expenses. Property and related expenses (operating maintenance, management fees and real estate taxes) are estimated on an annualized basis at the time we acquire the property and are based on management’s review of the prior operator’s historical costs and existing market conditions at the time of acquisition. The acquisition cap rate is meant as a measure of in-place annualized net operating income yield at the time we acquire the property, and is not meant to be either an indication of historical, or a projection of anticipated future, net operating income yield for the acquisition.